April 29, 2018

The Parking REIT
2965 S. Jones Blvd., Suite Cl-100 Las Vegas, NV 89146

Attn:	Mike Shustek, Co-Chair of the Board John Dawson, Co-Chair of the Board

RE: Resignation from the Board of Directors of The Parking REIT, Inc. Dear Sirs,
The purpose of this letter is to advise you of my immediate resignation from the Board of Directors of The Parking REIT. I came to the board very eager to help with the Company's organizational and financing strategies. However, I am concerned that my philosophy and vision for the Company are not in line with the thinking of a majority of the Board of Directors.

Thank you for the opportunity as it has been a privilege to serve on the Board of The Parking REIT. I expect that this letter will be filed with the Company's 8-K reflecting my statement on the resignation.

Sincerely,

cc: Ira Levine, Corporate Secretary
David Slotkin, Morrison & Foerster LLP Board of Directors of The Parking REIT